Rider - Additional Insured Term Insurance

In this Rider, “We”, “Us”, or “Our” means The Penn Insurance and Annuity Company; “You” and “Your” means the Owner of the Policy; and “Insured” means the person whose life is covered under the Policy. “The Policy” or “this Policy” means the Policy to which this Rider is attached.

We agree, subject to the provisions of this Rider, to provide the Additional Insured Term Insurance Benefit. We also agree to provide all of the other benefits which are stated in this Rider.

This Rider is a part of the Policy to which it is attached. It is subject to all of the provisions of the Policy unless stated otherwise in this Rider. Provisions of the Rider will apply in lieu of any Policy provisions to the contrary. Unless otherwise stated, a capitalized term not defined in this Rider has the meaning set forth in the Policy or other rider or endorsement, as applicable.

There are no cash values or loan values associated with this Rider.

Additional Insured – An Additional Insured is a person whose life is covered under this Rider as shown in Section 1 of the Policy.

Additional Insured Term Insurance Benefit - We will pay, upon receipt of due proof of the death of an Additional Insured while this Rider is in force, the Additional Insured Term Insurance Benefit. The amount of the Additional Insured Term Insurance Benefit for an Additional Insured is the Specified Amount for such Additional Insured as shown in Section 1 of the Policy.

The Additional Insured Term Insurance Benefit payable upon the death of an Additional Insured will be paid to the beneficiary of such benefit in one sum or, if elected, under an income payment option.

Beneficiary - The beneficiary of the Additional Insured Term Insurance Benefit for an Additional Insured is as stated in the application for that Additional Insured’s coverage under this Rider unless changed by a subsequent beneficiary designation. If no other provision is made, the interest of a beneficiary of an Additional Insured’s Term Insurance Benefit who dies before that Additional Insured will pass to You.

Right to Convert Term Insurance - The term insurance under this Rider for an Additional Insured may be converted to a permanent life insurance policy (non-term insurance) that We make available for conversions at that time, without evidence of insurability, at any time prior to the anniversary of this Policy which is nearest to the Additional Insured’s 70th birthday. You must make a written request for the conversion. On or before the date of conversion, You must pay the first premium for the new policy.

The new policy will be:

(a)	on a policy which insures only the life of the Additional Insured;
(b)	in the same rate class and subject to the same limitations of risk as the term insurance on the Additional Insured under this Rider;
(c)	issued at the age of the Additional Insured on the birthday which is nearest to the date of the conversion;
(d)	on the policy form and at the premium rates currently in use on the date of the conversion; and
(e)	subject to Our rules as to minimum amount, plan of insurance and age at issue which are in effect on the date of conversion.

The Suicide Exclusion and Incontestability provisions for the new policy will run from the Date of Issue of the original Policy or the effective date of the Additional Insured’s coverage under this Rider, if later.

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The inclusion of any supplemental riders in the new policy will be subject to Our consent and must comply with Our rules.

Death of Insured - If the death of the Insured under this Policy occurs while this Rider is in force, the term insurance on each Additional Insured covered by this Rider will continue for a period of 90 days beginning on the date of death of the Insured. This term insurance may be converted during the 90 day period, as described in the Right to Convert Term Insurance provision. At the end of the 90 day period all term insurance under this Rider will terminate. Monthly deductions for the Rider will be waived until the Additional Insured’s coverage terminates as explained in the Termination of Additional Insured’s Coverage provision.

Change in Specified Amount - The Specified Amount for an Additional Insured may be changed subject to the following conditions:

(1)	Any change in the Specified Amount must be at least the Minimum Specified Amount Change as shown in Section 1 of the Policy.
(2)	Any increase in the Specified Amount must be applied for on a written application. Evidence of insurability satisfactory to Us must be submitted on such Additional Insured.
(3)	The Specified Amount may not be decreased to less than the Minimum Specified Amount as shown in Section 1 of the Policy.
(4)	The Specified Amount for an Additional Insured may not be increased to more than the Specified Amount on the Insured under this Policy.
(5)	Any decrease in the Specified Amount will successively decrease in reverse order the most recent increases, if any, in the Specified Amount for that Additional Insured.

Monthly Deduction - While this Rider is in force, the Monthly Deduction under this Policy will include the Monthly Deduction for this Rider. The Monthly Deduction for this Rider is the sum of the following:

(a)	the Cost of Insurance for the policy month for the Additional Insured Term Insurance Benefit under this Rider;
(b)

if the Additional Insured Term Insurance Benefit under this Rider for an Additional Insured is in its first year, a monthly expense charge as shown in Section 1 of the Policy for each $1,000 of Specified Amount for that Additional Insured; and

(c)

if the Specified Amount for an Additional Insured has been increased within the past year, a monthly expense charge as shown in Section 1 of the Policy for each $1,000 that the Specified Amount has been increased.

Cost of Insurance - The Cost of Insurance for the Additional Insured Term Insurance Benefit under this Rider is determined separately on a monthly basis for each Additional Insured. This Cost of Insurance is determined separately for each increase in the Additional Insured Term Insurance Benefit for an Additional Insured. The Cost of Insurance for each Additional Insured for a policy month is calculated as (a) multiplied by (b), where:

(a)	is the Cost of Insurance rate for an Additional Insured; and
(b)	is the Specified Amount for such Additional Insured.

The Cost of Insurance Rate is based on number of years from the effective date of that Additional Insured’s coverage under this Rider and on the issue age, sex (if the Policy is issued on a sex-distinct basis) and rate class of that Additional Insured. The Cost of Insurance Rates for any increase in the Additional Insured Term Insurance Benefit will be based on the policy duration since the effective date of the increase. It will also be based on the attained age, sex (if the policy is issued on a sex-distinct basis), and rate class of the Additional Insured on the effective date of the increase.

We will determine Cost of Insurance Rates based on expectations as to future experience, investment, expense, taxes, and persistency experience. However, these rates will not exceed those shown in the Additional Policy Specifications.

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We will not adjust Cost of Insurance Rates as a means of recovering prior losses nor as a means of distributing prior profits.

Attained Age - The attained age of an Additional Insured under this Rider is the age nearest birthday of that Additional Insured on the most recent policy anniversary.

Misstatement of Age or Sex - If the age, or sex (if the Policy is issued on a sex distinct basis) of an Additional Insured has been misstated, the Additional Insured Term Insurance Benefit for that Additional Insured will be the amount which would have been provided by the most recent Cost of Insurance charge at the correct age and sex, (if the Policy is issued on a sex distinct basis).

Incontestability - An Additional Insured’s coverage under this Rider will be incontestable after it has been in force during the life of the Additional Insured for two years from the Date of Issue of the Policy or the effective date of that Additional Insured’s coverage under this Rider, if later, except for fraud in the procurement of the Rider, when permitted by applicable law.

Any increase in the Additional Insured Term Insurance Benefit for an Additional Insured will be incontestable after the increase has been in force during the life of such Additional Insured for two years from its effective date, except for fraud in the procurement of the increase, when permitted by applicable law.

This Rider will be incontestable with respect to statements made in an application for reinstatement after it has been in force during the life of an Additional Insured for two years from the effective date of the reinstatement, except for fraud in the reinstatement of the Rider, when permitted by applicable law.

Suicide Exclusion - If an Additional Insured dies by suicide, while sane or insane, within two years from the effective date of that Additional Insured’s coverage under this Rider, or any shorter period as may be required by applicable law in the state where the Policy is delivered or issued for delivery, the Additional Insured Term Insurance Benefit with respect to such death will be limited to the cost of such benefit.

If an Additional Insured dies by suicide, while sane or insane, within two years from the effective date of any increase in that Additional Insured’s Specified Amount, or any shorter period as may be required by applicable law in the state where the policy is delivered or issued for delivery, the Additional Insured Term Insurance Benefit with respect to that increase will be limited to the cost for that increase.

If the Additional Insured dies by suicide, while sane or insane, within two years from the effective date of any reinstatement, or any shorter period as may be required by applicable law in the state where the Policy is delivered or issued for delivery, the Additional Insured Term Insurance Benefit will be limited to the cost associated with such benefit since the date of reinstatement.

Termination of Additional Insured’s Coverage - The coverage of an Additional Insured under this Rider will terminate:

(a)	on the anniversary of this Policy which is nearest to the Additional Insured’s 80th birthday;
(b)	on the date of the conversion of the term insurance on such Additional Insured;
(c)	90 days after the death of the Insured; or
(d)	upon the termination of this Rider.

Termination of Rider - This Rider will terminate upon:

(a)	lapse, surrender or maturity of this Policy;
(b)	the date of the death of the Insured, provided that such termination will not affect any benefit provided by this Rider during the 90 days following the death of the Insured;
(c)	the date on which there is no longer any Additional Insured covered under this Rider; or

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(d)	the Monthly Anniversary that coincides with or next follows the receipt at Our Home Office of Your written request to terminate this Rider.

Reinstatement - This Rider may be reinstated within five years after lapse under the same terms as described in the Policy.

Effective Date - The effective date of this Rider is the same as the Policy Date of the Policy to which it is attached unless another effective date is shown below.

Effective Date - January 1, 2024

The Penn Insurance and Annuity Company

Thomas H. Harris
President

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